Exhibit 99.43

Isotechnika Pharma Inc.

NEWS RELEASE

ILJIN WITHDRAWS DAMAGES CLAIMS AGAINST ISOTECHNIKA

EDMONTON, Alberta, January 15, 2013—Isotechnika Pharma Inc. (TSX:ISA) (“Isotechnika” or the “Company”) is pleased to announce that ILJIN Life Sciences Co. Ltd. (“ILJIN”) has formally notified Isotechnika and the arbitral tribunal that ILJIN has withdrawn all claims for damages in the parties’ pending arbitration arising from the Development, Distribution and License Agreement (the “DDL”). As previously reported, the DDL was declared to be in full force and effect after a Partial Award in the proceedings in November 2012.

Isotechnika’s CEO, Dr. Robert Foster, said, “While we believed that our defences would prevail, we are pleased to have these claims formally withdrawn so that we can get on with the business of developing voclosporin.”

About Isotechnika Pharma Inc.

Isotechnika Pharma Inc. is a biopharmaceutical company focused on the discovery and development of immunomodulating therapeutics designed to offer key safety advantages over currently available treatments. Its lead drug, voclosporin, is a calcineurin inhibitor, and is targeted at the estimated US$3.0 billion market for this class of immunosuppressants. Isotechnika Pharma Inc. trades on the Toronto Stock Exchange under the symbol “ISA”. More information on Isotechnika Pharma can be found at www.isotechnika.com or www.sedar.com.

Forward-looking Statements

This press release contains forward-looking statements. The forward-looking statements may include, without limitation, statements regarding the JSC determination under the DDL, the ability of the Company to obtain future financing and the Company’s ability to conduct clinical trials.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward looking statements. Such risks and uncertainties include, among others, the Company’s belief as to the potential of its products and in particular voclosporin, its ability to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, and the Company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com.

We seek Safe Harbour.

For Further Information:

Dr. Robert Foster

CEO

780-487-1600 (x247)

rfoster@isotechnika.com

Dr. Launa Aspeslet

Chief Operating Officer

780-487-1600 (x225)

laspeslet@isotechnika.com

Leonard Zehr

Managing Director

Kilmer Lucas Inc.

905-486-1158

leonard@kilmerlucas.com